

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2018

Gao Yonggang
Chief Financial Officer
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road
Pudong New Area
Shanghai
China 201203

   Re: Semiconductor Manufacturing International Corporation
     Form 20-F for the Fiscal Year Ended December 31, 2017
     Filed April 27, 2018
     File No. 001-31994

Dear Dr. Yonggang:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Board of Directors
Liang Mong Song, Co-Chief Executive Officer, Executive Director, page 75

1. We note that you had two co-chief executive officers at December 31, 2017 but only provided Exhibit 12 and Exhibit 13 certifications from one principal executive officer. Tell us how you considered the requirement of Exchange Act Rules 13(a)-14 and 15(d)-14 that each principal executive and principal financial officer of the issuer, or persons performing similar functions, at the time of filing of the report must sign a certification. Alternatively, please file a full amendment to your Form 20-F to include the required certifications. Also, refer to our guidance in Question 161.07 of the Compliance and Disclosure Interpretations on Exchange Act Rules.

2.   Similarly, your disclosures in Item 15 - Controls and Procedures appear to indicate that only one co-chief executive officer participated in the evaluation of, and concluded on the effectiveness of, your disclosure controls and procedures and your internal control over financial reporting at December 31, 2017. Tell us how this is consistent with the requirements of Exchange Act Rules 13(a)-15(c) and 15(d)-15(c) which call for the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions. Alternatively, please revise the disclosures as appropriate in an amendment to your Form 20-F.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Electronics and Machinery